EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Three Months Ended March 31, 2001

(Dollar Amounts in Thousands)

Potomac
Edison
Earnings:
Net income	$ 5,977
Plus: Fixed charges (see below)	8,946
Income taxes	2,159

Total Earnings	$ 17,082

Fixed Charges:
Interest on long-term debt and other interest	$ 8,218
Estimated interest
component of rentals	728

Total Fixed Charges	$ 8,946

Ratio of Earnings to Fixed Charges	1.91